UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-132046-04

FIRST HORIZON ALTERNATIVE MORTGAGE SECURITIES TRUST 2006-RE2
(Exact name of registrant as specified in its charter)

4000 Horizon Way Irving, Texas 75063 214.441.4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

First Horizon Alternative Mortgage Securities Trust 2006-RE2, Mortgage Pass-Through Certificates, Series 2006-RE2, Class A-1
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-(a)(1)(i)	☐	Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(1)(ii)	☐	Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, First Horizon Alternative Mortgage Securities Trust 2006-RE2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2007	By:	/s/ Alfred Chang
Alfred Chang, Authorized Person